WOODSIDE

15 February 2005


05006110

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Resignation and Appointment of Directors, lodged with the Australian Stock Exchange on 15 February 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer



WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840

ASX ANNOUNCEMENT
(ASX: WPL)



TUESDAY, 15 FEBRUARY 2005
8:00AM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

RESIGNATION AND APPOINTMENT OF DIRECTORS

The Board of Woodside Petroleum Ltd. today announced the resignation from the Board of Shell-nominated Director Mr Boudewijn Peter Theodoor de Wit effective 8am today.

Mr de Wit's replacement as a Shell-nominated Director is Dr Andrew Jamieson. Dr Jamieson is the Vice President Gas and Projects for Shell Global Solutions International BV, based in the Hague.

Dr Jamieson was formerly Managing Director of Nigeria LNG Limited and Vice President of Bonny Gas Transport Limited in Lagos, Nigeria. From 1997 to 1999 he was seconded to Woodside as General Manager North West Shelf Ventures.

Dr Jamieson's appointment is effective from close of business on 16 February 2005.